FIRST QUARTER 2006

FINANCIAL REPORT

MARCH 31, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION

The following discussion and analysis (MD&A) is current as of May 9, 2006, and is management’s assessment of Birch Mountain’s operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for March 31, 2006 (the “Financial Statements”) in addition to the audited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 and December 31, 2004 (the “Audited Financial Statements”).  The accompanying Financial Statements of the Company have been prepared by the management of Birch Mountain Resources Ltd. in accordance with Canadian generally accepted accounting principles (‘GAAP’).  All financial information is expressed in Canadian dollars unless otherwise stated.

Birch Mountain is a resource company with divisions in industrial minerals and mineral exploration and technology. The Company has defined a limestone mineral reserve on its lands in northeastern Alberta held under metallic and industrial mineral leases.  This information is based on independent technical reports by AMEC Americas Limited (AMEC), prepared in compliance with Canadian Securities Advisors’ National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.  The Company is in the development stage and is dependant on obtaining sufficient capital to carry out development activities, including moving into profitable production of the reserve and operations of the Muskeg Valley Quarry.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  However, actual results are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company’s expectations, including but not limited to:  fluctuations in the price and demand of oil and gas; fluctuations in the level of oil sands and development activities; fluctuations in the demand for the Company’s products; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in mining and exploration; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation and environmental; the lack of available qualified personnel or available equipment; and other unforeseen conditions.

Consequently, all the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company, its business or operations.  The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Birch Mountain is developing the industrial mineral reserves of its extensive mineral properties in the oil sands region of northeastern Alberta.  The Company’s primary focus is to produce construction aggregates, for use in road building and making concrete and asphalt, and to provide environmental products and solutions to the oil sands producers by producing reagent products such as quicklime and reagent limestone that are used in applications such as flue gas desulphurization, water treatment and soil and biosolids stabilization, as well as providing solutions for the return, re-use and/or reclamation of by-products such as gypsum and spent lime.

During the first quarter 2006, the Company commenced operations in the Muskeg Valley Quarry (“MVQ”), began production of limestone for aggregate sales and advanced the regulatory, engineering and environmental work for an expanded project which will included a processing facility for the manufacturing of quicklime, cement and other related products. The quarry and plant will be located on mineral leases where the limestone is exposed at surface or beneath a thin covering of overburden, allowing for open pit extraction.  The Company is also working on an updated prefeasibility study on the MVQ and Hammerstone Project to determine the asset value of the combined projects and confirm strategic priorities.  As a result of this large opportunity, significant investment in precious metal exploration and technology development has been deferred.

Neither Birch Mountain nor our predecessor company has ever declared or paid dividends on our commons shares.

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures.  Actual results could differ from the estimates.

PERFORMANCE

Industrial Minerals Division

The Muskeg Valley Quarry was opened at the start of the year and production of limestone aggregates commenced during the quarter.  The MVQ is operational and rock products produced have been stockpiled.  Inventory, which is limestone rock in various stages of production, at March 31, 2006 was valued at $422,348, equivalent to approximately 300,000 tonnes.

Site preparation at the MVQ continued in the first quarter 2006 as the Company removed additional overburden allowing for access to all layers of the limestone rock, allowing for extraction as required for different products.  The active quarry area of the MVQ is now 20 hectares and the area of site preparation including our quarry road covers an additional 20 hectares.

Operations of the MVQ are being carried out by a subcontractor, Stony Valley Contracting, who have provided local expertise and available machinery and labour.  A quarry manager, with extensive related experience and local to the region, was hired by Birch Mountain to be on site, overseeing the production and operations.  During the months of January and February, rock was blasted and tested and the methods for extraction were refined.  Rock extracted during these months was stock piled as sub-grade material for possible future sale.  In March 2006, production of rock, which will be crushed and screened to meet various specifications of saleable product, commenced.

With respect to the Hammerstone Project, regulatory, engineering and environmental work was advanced during the quarter.  An updated public disclosure document for the Hammerstone Project was released in February 2006.  The document expanded the scope of the Project to include related quicklime products as well as cement and to include the return, re-use and/or reclamation of by-products such as gypsum and spent lime.  The Project outline describes the future vision of a multi-product plant processing facility, which will include life cycle treatment of our used reagent products.

During the quarter regulatory, engineering and environmental work allowed for significant progress in the preparation of the Environmental Impact Assessment and Application for the Hammerstone Project (the “Application”) and for an update to the prefeasability report and technical report in accordance with National Instrument 43-101, which was filed on March 24, 2005 (the “2005 Technical Report”).  The Application and an updated prefeasability report are expected to be completed by the end of May 2006.  Finally, the Company has started the preliminary work for the engineering, procurement and construction (“EPC”) work that will be required for the Hammerstone Project.  This included looking at alternatives for used plant equipment and evaluating the cost/benefits, in terms of financial and timing implications, for used and new equipment.  As the Company progressed with the Application, detailed EPC work will begin.

Mineral Exploration and Mineral Technology

With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the focus of our research has been to understand the properties of metals in this form, to develop methods for measuring their concentrations in the rock and to develop extraction and recovery processes. The Company was awarded a U.S. patent for a process to extract and recover natural nanoparticles.    Although work in exploration and technology has been deferred since 2003, Birch Mountain believes a significant opportunity exists in precious metals and intends to continue research and development of the precious metals potential of the Athabasca property.  However, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results	2006	2005				2004
Three months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Jun 30
Interest and other income	$ 215,798	$ 209,366	$ 73,612	$ 23,802	$ 25,788	$ 24,799	$ 14,102	$ 1,540
G&A expenses	1,833,601	1,102,460	1,152,192	957,554	1,076,112	914,959	472,059	418,824
Mineral exploration costs	447,478	72,482	83,450	163,857	220,692	282,515	124,107	185,427
Loss for the period	(2,065,281)	(965,576)	(1,162,030)	(1,097,609)	(1,271,016)	(1,172,675)	(582,064)	(602,711)
Loss per share - basic and fully diluted	(0.03)	(0.02)	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)
Total assets	$44,360,894	$48,560,852	$45,233,378	$10,129,992	$9,581,613	$9,532,423	$7,417,076	$2,194,603
Mineral properties	$21,230,016	$13,768,974	$7,749,149	$5,306,228	$4,381,292	$3,489,369	$2,598,045	$1,502,987

Major Events in 2006

First Quarter 2006

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Limestone production began at the MVQ and further site preparation work was undertaken.

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Pete Heidenreich was hired as quarry manager for the MVQ.

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The company filed an updated public disclosure document of its intent to file an application for an expanded quarry and additional facilities comprising the Hammertone Project.

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Derrick Kershaw was appointed as Senior Vice President, leading the technical and operations teams.

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592,500 stock options were issued during the quarter to employees and directors at a price 8.78.

RESULTS OF OPERATIONS

For the first quarter ended March 31, 2006, the Company incurred a loss of $2,065,281 (2005 - $1,271,016) and at March 31, 2006 has a retained deficit of $9,355,906.

Corporate Income

During the first quarter ended March 31, 2006, the Company earned only interest income of $215,798, as compared to the first quarter in 2005 of $25,788.  The large increase in 2006 is a result higher cash balances invested, as a result of the Company’s $36,000,000 financing in September 2005.

General and Administrative Expenses

During the first quarter of 2006, adjusted G&A expenses totaled $810,740.

G&A Expenses	2006	2005
Total Expenses	2,281,079	1,296,804
Less Mineral Exploration Costs	273,810	220,692
Less Quarry Operations Costs	173,668	-
G&A Expenses	1,833,601	1,076,112
Less Stock Based Expenses	1,022,841	542,326
Adjusted G&A Expenses	810,740	533,786

Adjusted G&A is a non-GAAP measure that is provided to reflect regular G&A expenses and to exclude unusual or non-cash amounts.  Adjusted G&A expenses increased by $276,954 during the first quarter 2006 as compared to 2005.

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Salaries and benefits increased approximately $161,000 due to the addition of 3 executives that were not employed during the first quarter 2005;

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Shareholder services and promotion expenses accounted for approximately $58,000 of the increase.  Additional costs associated with filing fees of $42,000 for the AMEX, which did not exist in 2005 and additional travel costs of approximately $52,000 associated with increased investor relations activity resulting from the increasing shareholder base, were partially offset by lower marketing costs as the Company did not produce an annual report in 2006.

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Office expenses increased by approximately $28,000 related to increased liability insurance for key man insurance policies that were not in place in 2005 and increased telephone costs resulting for general increased in activity.

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Professional fees increased by approximately $24,000 over 2005 due to $66,635 of fees paid for specialized tax advice which was offset by various decreases in general legal fees.

Mineral exploration costs relate to expenditures on the mineral exploration and technology divisions, which are not eligible for capitalization.  These costs have been fairly consistent year over year with slight increases due to general business activity.

Quarry operations costs related to fieldwork during March 2006 when the quarry was in active production.  These costs include the salary and travel of the quarry project manager and general overhead costs incurred by the quarry operator.  These types of costs were not reported in the first quarter of 2005 as the MVQ was not operational.

Stock-based compensation expense relates to stock issued to employees, directors, and advisors.  The recorded expense of $959,297 was approximately double the expense reported in 2005 due to amortization of compensation expense from options issued in prior periods that did not impact first quarter 2005.

Amortization for the first quarter of 2006 was $18,713 and was a small increase from 2005 due to assets additional assets purchased.  Although approximately $400,000 of property and equipment were purchased during the quarter, these assets were not yet in use at March 31, 2006 and hence will not be depreciated until next quarter.

Mineral Development and Exploration Costs

During the first quarter of 2006, the Company incurred expenditures of $7,734,851 on mineral development and exploration.

Mineral Development and Exploration Costs	2006	2005
Capitalized Mineral Expenditures	7,461,042	891,923
Mineral Exploration Costs	273,810	220,692
Total Mineral Expenditures	7,734,852	1,112,615

Expenditures in the first quarter of 2006 were significantly higher than during the first quarters in 2005 and 2004.  Mineral exploration costs during each of the three quarters were fairly consistent with small increases resulting from general business activity.  Capitalized mineral expenditures accounted for the large increase in total spending on mineral development and exploration.

With respect to expenditures capitalized, during the first quarter of 2006, 63% of these expenditures were on the development of the MVQ, which in 2005 and 2004 had not yet received environmental approval.  Of the $7.4M of expenditures capitalized, $4.6M or 62% related to site preparation, which included construction of the road, stockpile sites, overburden removal and costs of preliminary rock extraction.  Another $2.0M or 27% of this increase related to work on the Hammerstone Project Application and the updated prefeasibility report, which is comprised largely of professional fees for consultants who assist in the regulatory, environmental and technical work required.  Finally,  $255,000 related to an accrual for future asset retirement obligations of the MVQ and $265,000 related to increased administration costs of the MVQ resulting from additional resources focused on this project.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary source of cash has been private placements. Working capital at March 31, 2006 is $19,355,574 a decrease of approximately $8.2 million from December 31, 2005. The decrease is a result of the continued development of the MVQ and Hammerstone Project as the Company spent a total of $7.7M on mineral development and exploration and purchased approximately $400,000 in property and equipment during the current quarter.

During the three months ended March 31, 2006, Birch Mountain received $232,563 from the exercise of stock options.  At gross expenditure rates consistent with the first quarter of 2006, the Company has sufficient capital to continue operations into the fourth quarter of 2006, by which point the Company expects sale of products from the MVQ to contribute favorably to cash inflows.

Project-specific financing may be available for the limestone/quicklime project in 2006 and beyond.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, but not necessarily a dilution in value.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases.  At March 31 2006, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 402,748 hectares (995,208 acres).  Lease payments, along with associated fees in 2006 and years beyond will be approximately $460,000 annually, if Birch Mountain continues to hold all of its mineral leases into the future.    Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so.  Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

RISKS AND UNCERTAINTIES

Birch is Currently in the Development Stage

Birch is currently in the development stage.  There is a risk that operations may have delays, interruptions or increased costs or that operations may not commence at all, due to many factors, including, without limitation:

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breakdown or failure of equipment or processes;

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production performance falling below expected levels of output or efficiency;

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design errors;

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contractor or operator errors;

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non-performance by third-party contractors;

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labour disputes, disruptions or declines in productivity;

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increases in materials or labour costs;

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inability to attract sufficient numbers of qualified workers;

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delays in obtaining, or conditions imposed by, regulatory approvals;

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changes in the scope of the development or operations;

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markets for products don’t develop as expected;

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violation of permit requirements;

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disruption of energy supply; and

•

catastrophic events such as fires, earthquakes, storms or explosions.

The current construction and operations schedules may not proceed as planned, there may be delays and the development of the MVQ and the Hammerstone Project may not be completed on budget.  Any such delays will likely increase the costs and may require additional financing, which financing may not be available.  Actual costs to construct and develop the MVQ and the Hammerstone Project will vary from estimates and such variances may be significant.

Given the stage of development of the MVQ and the Hammerstone Project, various changes may be made prior to completing construction.  Based on current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations until 2009.  The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the MVQ and the Hammerstone Project.

Capital

Birch Mountain currently has insufficient revenue to meet its yearly operating and capital requirements.  The Company has successfully raised funds necessary to explore its leases and permits, to prepare for and plan operations and to conduct its corporate affairs primarily through private placements of common stock.  There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital.  In the past, Birch Mountain has financed the business by raising funds in the equity markets. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional private placements or by obtaining project debt financing.  Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful in raising the capital it needs to continue its business.

Regulatory and Environmental Requirements May Impact the Corporation’s Ability to Operate

The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources.  Birch Mountain may be constrained or forbidden to develop a quarry or mine in areas of economic mineral deposits or mandated operating guidelines may adversely affect the economic viability of the projects.  Additionally, the Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices.

Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by the Government of Alberta and the Government of Canada. Additionally, public expectation of industry’s environmental performance remains high and interventions by environmental groups could impact the Company’s ability to operate.  Birch Mountain has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines.  Birch Mountain has and will continue to work with the regulators and local communities to address public environmental concerns.

Competitive Risk May Reduce the Corporation’s Ability to Operate

Birch must develop the mineral deposits and there is no assurance the type or amount of the deposit will produce the economic results expected.  Additionally, Birch must negotiate sales arrangements with its customers and prove that its products are reliable and suitable for use in the oil sands industry.  Although Birch believes that competing aggregates resources in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch may have to compete with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business.  Birch and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if a new source of aggregates and/or industrial minerals is located and developed.

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate. The ability of Birch Mountain to obtain necessary approvals, to extract a quality product and to secure adequate operating and capital financing, to successfully put the quarry and plant into production and to operate profitably in the future are uncertain.

Customer Dependency May Reduce the Flexibility of the Company to Operate

For the sale of aggregate and less so for the sale of reagent products, Birch Mountain is dependant on customers located geographically near the limestone quarry and production facilities.  Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances.  As a result, Birch Mountain plans to market products to the oil sands industry in the Fort McMurray region.  With market concentration based on geography, Birch Mountain is dependant on production and expansion in the local area.  Should the price of oil decline, there is no guarantee oil sands companies will continue to require the Company’s products in sufficient quantities to ensure profitable operations.

Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

The Company employs fifteen employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance and must rely on workers in the local area. In Northern Alberta, skilled labour shortages are common.  There is uncertainty surrounding the ability to retain and attract personnel to the project and, should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Alternate Technologies May Reduce the Demand for the Company’s Products

The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods.  The rate of development of new technologies or the impact on the Company’s business cannot be determined.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED-PARTY TRANSACTIONS

The Company had the following transactions with related parties:

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Included in shareholder services and promotion are amounts of $5,700 (2005- $3,500; 2004–$5,031) to a company controlled by the spouse of a director;

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Included in professional fees is $12,300 (2005-$24,600; 2004–$13,271) of consulting and legal fees to a company owned by an officer;

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Included in professional fees is $225 (2005- $ 25,365; 2004–$33,239) of legal fees to a law firm in which an officer is a lawyer;

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Included in professional fees is $1,354 (2005- $nil; 2004–$nil) of legal fees to a law firm owned by an officer; and

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Included in accounts payable is $nil, (2005- $58,738, 2004–$26,094) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets liabilities, expenses and contingent liabilities. The Company evaluates the estimates periodically. In making judgments about the carrying values, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from those reported.   The Company reviews significant areas subject to estimation with the Audit Committee.   Significant areas requiring estimates have been summarized in the MD&A for the year ended December 31, 2005.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There were no changes in accounting policies during the period ended March 31, 2006.

The Company adopted an accounting policy for inventory as product in various stages of production was recorded during the first quarter 2006.  The Company also began to apply the accounting principles of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants, EIC 160 Accounting for Stripping Costs in the Mining Industry.  Stripping costs incurred by the Company prior to production and those related to the betterment of the mineral property were capitalized as site preparation while those associated with removing overburden in the process of accessing the limestone were included as a variable production costs and recorded in inventory.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional Disclosure for Venture Issuers without Significant Revenue	March 31 2006		March 31, 2005		March 31, 2004
Total Assets at the end of the quarter	44,360,894		$9,581,613		2,765,642
Total Expenses during the quarter
Mineral development and exploration Capitalized mineral expenditures Expensed mineral costs Quarry operation costs Administrative and corporate expenses	$7,461,042 273,810 173,668 1,833,601		$ 891,923 220,692 - 1,076,112		$ 815,187 170,322 - 367,034
Mineral Costs during the quarter	2006 Capitalized	2006 Expensed	2005 Capitalized	2005 Expensed	2004 Capitalized	2004 Expensed
Asset retirement obligation Administration Assay and geological Land lease and permit Site preparation Materials, services and drilling Salaries Travel and accommodations	$ 255,000 320,417 - 150 4,586,383 1,957,242 247,442 94,408	$ - 8,477 - 120,918 - 115,710 28,580 125	$ - 202,538 16,176 672 - 552,464 105,741 14,332	$ - 7,746 - 160,929 17,053 31,061 3,903	$ - 25,317 5,038 1,568 648,846 112,449 21,968	$ - 10,227 - 151,396 377 8,322 -
	$7,461,042	$ 273,810	$ 891,923	$ 220,692	$ 815,186	$ 170,322
Administrative and Corporate Expenses	2006		2005		2004
Professional fees Shareholders services and promotion Salaries and benefits Office Amortization Stock based compensation	$ 207,434 230,346 297,480 120,331 18,713 959,297		$ 183,268 172,101 136,402 91,829 13,729 478,783		$ 99,844 60,977 106,971 38,397 12,654 48,191
	$ 1,833,601		$ 1,076,112		$ 367,034

Outstanding Share Data at May 9, 2006	Number
Issued and outstanding common shares	81,037,237
Outstanding options to purchase common shares	7,208,320
Maximum outstanding common shares	88,245,557